Argonaut Gold announces Q4 revenue of $19.9 million as part of year end financials;
$51.6 million for full year revenue

Q4 Earnings per share of $0.07

Toronto, Ontario - (March 31, 2011) Argonaut Gold Inc. (TSX: AR) (“Argonaut” or the “Company”) is pleased to announce its financial and operating results for the fourth quarter and year ended December 31, 2010.  All dollar amounts are expressed in United States dollars unless otherwise specified.

2010 HIGHLIGHTS:

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Gold Production and Cost

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91,839 ounces of gold loaded to the pad

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51,324 ounces of gold produced

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Cost per tonne - $4.21

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Cash Cost per ounce produced - $584

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2010 El Castillo Operating Statistics:

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Total tonnes mined -- 16.0 million tonnes (↑82% over 2009)

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Ore tonnes mined -- 7.8 million tonnes (↑ 109% over 2009)

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Completed +35,000 metre drill program - 315 holes at El Castillo

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Updated NI 43-101 compliant technical report completed for El Castillo

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1.23 mm oz. in gold reserves

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Measured and indicated resources inclusive of mineral reserves

▪

Oxide and transition -- 1.7 million oz

▪

Sulfide -- 1.5 million oz

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Increase in land position by 450 hectares (↑68% over 2009)

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15 million tonnes of heap leach pad capacity constructed

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Crushing capacity expanded with additional west side crushing plant and re-design of east side crushing plant bringing total crushing capacity to 6 million tonnes annually

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Plant Capacity Increased:

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Design capacity of 1 million tonnes per month (“TPM”) with both east and west plants and a nominal barren solution flow rate of 700 m3/hr per plant

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Currently operating west plant at greater than 800,000 TPM and flow rate of 850 m3/hr

2010 FOURTH QUARTER HIGHLIGHTS:

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Gold Production and Cost

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31,095 ounces of gold loaded to the pad

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18,292 ounces of gold produced

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Cost per tonne - $4.06

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Cash cost per ounce produced - $544

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2010 Q4 El Castillo Operating Statistics:

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Total tonnes mined - 4.9 million tonnes (↑75% over Q4 2009)

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Ore tonnes mined - 2.6 million tonnes (↑109% over Q4 2009)

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Phase II drilling program was completed

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Construction of the East Side Cell 2,  the pregnant leach solution and barren leach solution ponds were completed in 2011

This press release should be read in conjunction with the Company's audited consolidated financial statements for the year‐ended December 31, 2010 and associated Management's Discussion and Analysis ("MD&A") which are available from the Company's website, www.argonautgoldinc.com, in the "Investors" section under "Financial Filings", and under the Company's profile on SEDAR at www.sedar.com.

Summary of Production Results:

Total tonnes mined increased by 75% for the fourth quarter 2010 over fourth quarter 2009 and 82% year over year. Once again utilizing a larger, more efficient truck fleet at El Castillo for the full quarter, the rate of mining production exceeded 1.5 million TPM. The total of ounces loaded to the pads also increased in the 4th quarter of 2010, there were 31,095 ounces placed on the pad, representing a 104% increase over the 4th quarter of 2009, and year over year, there was a 73% increase in ounces of gold loaded to the pad.

Gold production of 18,292 ounces in the fourth quarter of 2010 was a 110% increase compared to the fourth quarter of 2009. Year over year production of 51,324 ounces was a 78% increase over 2009 full year production.

The strip ratio of waste to ore dropped in the fourth quarter to 0.91 compared to the fourth quarter of 2009 of 1.28.  The strip ratio for the year ended December 31, 2010 was 1.06 compared to 2009 of 1.37.  (The new NI 43-101 compliant technical report for El Castillo indicates the anticipated strip ratio is approximately 0.88 for the life of mine).

Key operational metrics and production statistics for the fourth quarter of 2010 and the 2010 year compared to the respective periods of 2009 are presented below:

El Castillo Operating Statistics
4th Quarter				Year
	12/31/2010	12/31/2009*	Percent Change	12/31/2010	12/31/2009	Percent Change
Total tonnes ore	2,560,093	1,226,426	109%	7,757,499	3,704,226	109%
Tonnes waste	2,337,404	1,572,889	49%	8,233,514	5,061,989	63%
Tonnes mined	4,897,497	2,799,315	75%	15,991,013	8,766,215	82%
Waste/ore ratio	0.91	1.28	-29%	1.06	1.37	-23%
ROM tonnes ore (direct to leach pad)	2,052,752	932,829	120%	6,290,284	2,741,829	129%
Tonnes crushed	510,791	293,597	74%	1,465,350	962,397	52%
Gold grade (g/t)	0.38	0.38	0%	0.37	0.45	-18%
Gold loaded to pad (oz)	31,095	15,209	104%	91,839	53,021	73%
Gold produced (oz)	18,292	8,724	110%	51,324	28,768	78%
Cash Cost Per oz	$544			$584		-7%

*Note: The statistics for the three months and twelve months ended December 31, 2009 are derived from the records of Castle Gold Corp. (“Castle”) and relate to the period prior to the acquisition of Castle by the Company.  Castle’s 2009 nine month statistics are available on SEDAR at www.sedar.com.

CEO Commentary

Mr. Pete Dougherty, Argonaut’s President and CEO states: "In 2010, our main objective was to implement an expansion at El Castillo, with the ultimate goal of increasing gold production to an annual run rate of 75,000 ounces per year by midyear of 2011.  The Q4 annualized run rate at El Castillo of approximately 72,000 ounces exceeded our expectations, being well ahead of the initial estimates of 18-20 months.  In addition to an increased run rate at El Castillo, the exploration results have been tremendous, achieving a 300% increase in measured and indicated gold resource classification using a 0.15 g/t cut off grade, increasing from 600,000 ounces remaining in the pit to more than 1.7 million ounces. El Castillo certainly proved to be the ideal opportunity for Argonaut and its shareholders.”

He added “In 2011, we look forward to continuing solid production at El Castillo, utilizing cash flow from the mine to advance the development of San Antonio. In addition, our exploration potential at La Fortuna and La Colorada continues to be of great interest to the Company.”

2010 FINANCIAL HIGHLIGHTS:

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2010 Revenue of $51.6 million

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2010 Net income of $2.6 million, $0.05 per share

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Cash balance was $25.4 million at December 31, 2010

Argonaut Financial Statistics
	4th Quarter 12/31/2010	Year 12/31/2010
Revenue	$19,885,954	$51,562,435
Net income (loss)	$4,163,035	$2,599,795
Income (loss) per share - basic & diluted	$0.07	$0.05
Gold ounces sold	14,414	41,193
Cash cost per ounce for units sold	$579	$728

Financial Results – Fourth Quarter 2010

During the fourth quarter of 2010, revenue was $19.9 million from gold sales of 14,414 ounces.  Cost of sales and depletion, depreciation and accretion expenses were $11.4 million for the quarter.  Cash cost per gold ounce for units sold was $579.  (Cash cost per gold ounce for units sold is a non-GAAP measure, see note below).  During the quarter, operating income from mining operations was $8.5 million.  Net income for the quarter was $4.2 million, or $0.07 per share. In the fourth quarter of 2010, the cash cost per ounce of gold produced was approximately $544.  (Cash cost per ounce of gold produced is a non-GAAP measure, see note below).

For the year ended December 31, 2010, revenue was $51.6 million from gold sales of 41,193 ounces.  Cost of sales and depletion, depreciation and accretion expenses were $36.4 million for the year.  Cost of sales includes 11,032 gold ounces, of the total 41,193 gold ounces sold, that were fair valued on acquisition of Castle Gold at the market price of gold less estimated cost to complete processing.  In 2010, the cash cost per gold ounce for units sold (a non-GAAP measure, see note below) was $728, which includes the above fair value adjustment.  For the full year, operating income from mining operations was $15.1 million.  Net income for the year was $2.6 million, or $0.05 per share.  During 2010, the cash cost per ounce of gold produced (a non-GAAP measure, see note below) was approximately $584.

The Company did not have any revenues prior to 2010.  For both the 4th quarter and year ended December 31, 2009 I the net loss was $0.5 million.  On December 30, 2009, the Company acquired Castle Gold Corp. which owned the El Castillo Mine.

Looking Forward - 2011:

El Castillo Objectives for 2011

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East side processing facility is expected to be commissioned in the second quarter of 2011.

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The east side crushing circuit is expected to be completed in the second quarter of 2011.

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2011 production of 70,000 - 75,000 ounces at cash cost of between $575 and $600 per ounce.

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1,500 metre core drill program to provide sampling of sulphides for metallurgical test work to assess recoveries.

San Antonio Objectives for 2011

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10,000 metres of drilling aimed at defining the intermediate zone and expanding the project.

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$9 million budgeted for work on the permitting studies, land acquisition and water rights.

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Updated NI 43-101 compliant resource for San Antonio by the end of 2nd quarter of 2011.

La Colorada & La Fortuna Objectives for 2011

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19,000 metre drill program at La Colorada to convert inferred resources and expand known mineralized zones.

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1,000 metre drill program at La Fortuna to follow up on drill targets.

NON-GAAP MEASURES

The Company has included non-GAAP measures for “Cash cost per gold ounce for units sold” and “Cash cost per ounce of gold produced” in this press release to supplement its financial statements which are presented in accordance with Canadian generally accepted accounting principles (“GAAP”). Cash cost per gold ounce for units sold is equal to cost of sales less silver sales divided by gold ounces sold. Cash cost per ounce of gold produced is calculated as mining and processing cost divided by units produced.  The Company believes that these measures provide investors with an improved ability to evaluate the performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP.  Therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

Please see the MD&A for full disclosure on non-GAAP measures.

NATIONAL INSTRUMENT 43-101  - STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS (“NI 43-101”)

The technical information contained in this document has been reviewed and approved by Mr. Thomas H. Burkhart, Argonaut's Vice President of Exploration, a qualified person as defined by NI 43-101.

For further information on the El Castillo mine, please see the “NI 43-101 Technical Report on Resources and Reserves. Argonaut Gold Inc. El Castillo Mine, Durango State, Mexico.” Dated Nov. 6, 2010 and available on www. sedar.com.  For further information on the La Fortuna property please see the “La Fortuna, Durango, Mexico, Technical Report” dated October 21, 2008 and available at www. sedar.com.  For further information on the San Antonio Gold Project, please see the “Technical Report and Mineral Resource Estimate on the San Antonio Gold Project, Baja California Sur, Mexico” dated June 30, 2008 and available on www.sedar.com. For further information on the La Colorada Property please see the “Geological Report on the La Colorada Property with a Resource Estimate on La Colorada and El Creston Mineralized Zones – Sonora, Mexico” dated November 30, 2009 and available on www.sedar.com.

About Argonaut
Argonaut is a Canadian gold company engaged in exploration, mine development and production activities. Its primary assets are the production-stage El Castillo Mine in the State of Durango, Mexico, the development stage San Antonio project, the past producing La Colorada project, and the exploration stage La Fortuna project, all of which are located in Mexico.  Argonaut is a producing gold company created by former executive management team members of Meridian Gold Inc.

Creating the Next Quality Mid-Tier Gold Producer in the Americas.

Cautionary Note Regarding Forward-looking Statements

This news release contains forward-looking statements that involve risks and uncertainties that could cause results to differ materially from management’s current expectations. Actual results may differ materially due to a number of factors.  Except as required by law, Argonaut Gold Inc. assumes no obligation to update the forward-looking information contained in this news release.

For more information, contact:

Argonaut Gold Inc.

Nichole Cowles

Investor Relations Manager

Tel:  (775) 284-4422 x 101

Email: nichole.cowles@argonautgoldinc.com

www.argonautgoldinc.com